UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                  to

Commission file number: 1-9608

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

NEWELL BRANDS EMPLOYEE SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Newell Brands Inc.

221 River Street

Hoboken, New Jersey 07030

REQUIRED INFORMATION

Financial Statements. The following financial statements and schedule are filed as part of this annual report and appear immediately after the signature page hereof:

		Page Number

1.	Reports of Independent Registered Public Accounting Firm	1

2.	Statements of Net Assets Available for Benefits	2

3.	Statement of Changes in Net Assets Available for Benefits	3

4.	Notes to Financial Statements	4

5.	Supplemental Information

Exhibits.	The following exhibit is filed as a part of this annual report:

Exhibit 23.1 Consent of Independent Registered Public Accounting Firm

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NEWELL BRANDS EMPLOYEE SAVINGS PLAN

Date: June 26, 2019	/s/ Randy Michel
Randy Michel, Newell Operating Company U.S. Benefits Administration Committee

Audited Financial Statements and Supplemental Schedule

Newell Brands Employee Savings Plan

December 31, 2018 and 2017 and Year Ended December 31, 2018

With Reports of Independent Registered Public Accounting Firm

Newell Brands Employee Savings Plan

Audited Financial Statements and Supplemental Schedule

December 31, 2018 and 2017 and Year Ended December 31, 2018

Contents

Report of Independent Registered Public Accounting Firm

Audited Financial Statements

Statements of Net Assets Available for Benefits
Statement of Changes in Net Assets Available for Benefits
Notes to Financial Statements

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

Report of Independent Registered Public Accounting Firm

Plan Administrator and Plan Participants

Newell Brands Employee Savings Plan

Hoboken, New Jersey

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of Newell Brands Employee Savings Plan (the Plan) as of December 31, 2018 and 2017, the related statement of changes in net assets available for benefits for the year ended December 31, 2018, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Newell Brands Employee Savings Plan as of December 31, 2018 and 2017, and the changes in net assets available for benefits for the year ended December 31, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis of Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2018, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ BKD, LLP

BKD, LLP

We have served as the Plan’s auditor since 2018.

Indianapolis, Indiana

June 26, 2019

Newell Brands Employee Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2018	2017
Assets
Investments, at fair value	$1,398,364,300	$397,918,109
Investments, at contract value	202,063,107	—
Non-interest-bearing cash	—	891,389,843
Transfer receivable (Note 1)	—	549,445,221
Notes receivable from participants	29,103,492	29,433,723
Employer contributions receivable	909,538	16,543,921
Participant contributions receivable	1,337,983	1,186,580

Total assets	1,631,778,420	1,885,917,397

Liabilities
Administrative expenses payable	164,391	—

Total liabilities	164,391	—

Net assets available for benefits	$1,631,614,029	$1,885,917,397

See accompanying notes to financial statements

Newell Brands Employee Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2018

2018
Investment income:
Net depreciation in fair value of investments	$(125,567,918)
Interest, dividends and other	14,337,663

Total investment loss	(111,230,255)

Interest income on notes receivable from participants	1,355,606

Contributions:
Participant	72,964,144
Employer	49,458,755
Rollover	8,192,581

Total contributions	130,615,480

Total additions	20,740,831

Deductions:
Benefits paid to participants	272,812,058
Administrative expenses	2,232,141

Total deductions	275,044,199

Net decrease	(254,303,368)
Net assets available for benefits - beginning of year	1,885,917,397

Net assets available for benefits - end of year	$1,631,614,029

See accompanying notes to financial statements

Newell Brands Employee Savings Plan

Notes to Financial Statements

Year Ended December 31, 2018

Note 1. Description of the Plan

The following description of the Newell Brands Employee Savings Plan (the “Plan”), formerly known as the “Newell Rubbermaid 401(k) Savings and Retirement Plan” (the “NR Plan”), provides only general information. Participants should refer to the Summary Plan Description document and Plan document for a more complete description of the Plan’s provisions.

On December 31, 2017, the NR Plan, maintained by Newell Operating Company (“NOC”), and the following defined contribution plans (the “Merging Plans”) maintained by certain affiliates of NOC, were merged to form the Plan:

•	BOC Plastics, Inc. 401(k) Plan;

•	Jarden Corporation Savings and Retirement Plan;

•	Jarden Standard 401 (k) Savings Plan;

•	Jostens 401(k) Retirement Plan;

•	The Ln Co 401(k) Retirement Savings Plan;

•	Smith Mountain Industries, Inc. 401(k) Plan; and

•	The Waddington Group 401(k) Plan.

The Transfer receivable, which is included in net assets available for plan benefits as of December 31, 2017, represents the aggregate value of the net assets of the Merging Plans that were not received by the Plan’s new trustee until January 2018. Certain assets of the Merging Plans were transferred and were received by the Plan trustee prior to December 31, 2017. The assets transferred prior to December 31, 2017, included Stable Value investments, mutual funds, common/collective trusts and notes receivable from participants, and they are included in net assets available for plan benefits as of December 31, 2017.

General

The Plan is a defined contribution plan administered by the NOC U.S. Benefits Administration Committee (the “Plan Administrator”), which was appointed by the NOC Global Benefits Oversight Committee, a committee appointed by the Board of Directors of NOC, a subsidiary of Newell Brands Inc. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Effective January 1, 2018, the Plan transitioned to a new service provider. In connection with that transition, certain Plan assets were redeemed on December 29, 2017 and transferred to the new service provider who did not receive the funds until January 2, 2018. As of December 31, 2017, the redeemed investments are classified as non-interest-bearing cash in the statement of net assets.

Eligibility

Certain employees of NOC and of its affiliated companies that have adopted the Plan (collectively, the “Company”) are eligible to participate in the Plan. Generally, eligible employees, other than retail employees of the Yankee Candle Company (as determined under the Plan document) and “Temporary Employees” (as defined by the Plan document), are eligible to commence participating in the Plan upon their date of hire. Eligible retail employees of the Yankee Candle Company and, generally, Temporary Employees may commence participating in the Plan after completing one “Year of Eligibility Service” as defined by the Plan document.

Contributions

2018 Provisions

Subject to legal and Plan limits, participants may elect to contribute up to 75% of their “Covered Pay”, as defined by the Plan document, to the Plan as pre-tax contributions and/or after-tax Roth contributions (collectively “Elective Deferral Contributions”). The Company makes a matching contribution each payroll period in an amount determined as follows:

•

with respect to a participant who is a non-collectively bargained employee or a “NUK Bargained Employee” (as such term is defined by the Plan document), 100% of the first 6% of Covered Pay for such payroll period that is contributed by the participant as an Elective Deferral Contribution, and

•

with respect to a participant who is an “ENKA Bargained Employee,” a “Muncie Bargained Employee,” or a “Greeneville Bargained Employee,” (as such terms are defined by the Plan document), 100% of the first 4% of Covered Pay for such payroll period that is contributed by the participant as an Elective Deferral Contribution.

The Plan also accepts rollover contributions of amounts attributable to pre-tax contributions and after-tax Roth contributions from other employer tax-qualified plans.

2017 Provisions

Subject to legal and NR Plan limits, participants may elect to contribute up to 50% of their “Covered Pay”, as defined by the NR Plan document, as pre-tax and/or after-tax Roth contributions. Participants may also make catch-up contributions, up to legal limits, if they have attained age 50 before the close of the plan year. Each payroll period, the Company contributes a matching contribution for participants in an amount equal to 100% of the first 3% of Covered Pay, plus 50% of the next 2% of Covered Pay, contributed by the participant to the NR Plan with respect to such payroll period. Qualifying participants are also eligible for an annual employer-paid retirement savings contribution, which is determined based on the participant’s age and years of service. Certain participants hired prior to January 1, 2004, who had not attained age 50 as of January 1, 2005 and were actively employed as a “Full-Time Employee” (as defined by the terms of the NR Plan document) on January 1, 2005, are eligible for an employer-paid annual transition retirement contribution, which is determined based on the participant’s age as of January 1, 2005. Generally, eligible participants must work 1,000 hours and be employed on the last day of the plan year to receive the retirement savings and transition retirement contributions. The NR Plan also accepts rollovers from other employer tax-qualified plans.

Participant Accounts

Separate accounts are maintained for each participant. Each participant’s account is credited with the participant’s Elective Deferral Contributions, Company matching contributions and investment earnings (which are net of investment management expenses). Participant accounts are assessed a quarterly fixed fee as consideration for services provided by the trustee and recordkeeper and to pay other Plan administrative expenses. Transaction specific fees, such as loan origination, brokerage and shipping fees, are also directly assessed against the account of the participant initiating the transaction.

Vesting and Forfeitures

Participants are immediately vested in the portion of their Plan account that is attributable to their own Elective Deferral Contributions and the Company’s matching contributions. An employee who performs an hour of service on or after January 1, 2018 is also fully vested in the portion of the employee’s account that is attributable to legacy employer-funded contributions under the NR Plan and any Merging Plan. Prior to January 1, 2018, generally, the retirement savings and transition retirement contributions became 100% vested when the employee had rendered three “Years of Vesting Service,” as defined by the NR Plan document. Forfeitures may be used to pay Plan expenses and reduce Company matching contributions. Forfeitures available for future use were $551,744 and $814,493 as of December 31, 2018 and 2017, respectively. Forfeitures of $830,090 were used to pay Plan expenses in 2018.

Participant Loans

Participants may borrow from their Plan account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 (reduced by the participant’s highest outstanding loan balance during the immediately preceding 12-month period) or 50% of their vested account balance excluding any account balance in the “QVEC Sub-Account” and in the “Prior Plan Pension Sub-Account” (as such terms are defined by the Plan document). Loan terms range from one to five years (up to ten years for the purchase of a principal residence). The loans are secured by the balance in the participant’s account and bear interest at the prime rate as reported by Reuters plus 1% on the first day of the month in which the loan is requested. Interest rates on loans outstanding as of December 31, 2018, ranged from 3.25% to 10%. Principal and interest are paid ratably through periodic payroll deductions.

Investment Options

Participants may direct the investment of their Plan account balance and future contributions made to the Plan on their behalf among one or more of the Plan’s investment funds. The portion of the Plan’s investments held in the Company Stock Fund is designated as an employee stock ownership plan (“ESOP”). In addition to the investment funds offered by the Plan, participants may invest in a self-directed brokerage account. Generally, participants may change their investment options or reallocate investment balances on a daily basis.

Payment of Benefits

On termination of service, a participant is eligible to receive the vested value of the participant’s Plan account balance, and, subject to special rules that apply to the payment of a participant’s Prior Plan Pension Sub-Account, if any, the participant may elect to receive the participant’s vested account balance in a single lump sum payment or partial distributions of no less than $1,000. If the value of the participant’s account balance is $1,000 or less, the participant’s entire account balance will be distributed in a single lump sum payment. Benefits are recorded when paid.

Note 2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. Fair value for mutual funds and common stock equals the quoted market price in an active market on the last business day of the Plan year. Shares of mutual funds are valued at the net asset value of shares held by the Plan on the last business day of the Plan year. The Plan’s common/collective trust fund investments, are valued at their net asset value per unit as a practical expedient as reported by the fund manager of the collective trust.

At December 31, 2018, the Plan’s stable value fund includes direct investments in fully benefit-responsive contracts and investments in common collective trust funds, managed by Galliard Capital Management (“Galliard Fund”). Certain assets in the Galliard Fund are reported at contract value, which represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Contract value is the relevant measure for fully benefit-responsive investment contracts because this is the amount received by participants when they initiate permitted transactions under the terms of the Plan. See Note 4 for further information regarding the Galliard Fund.

At December 31, 2017, the stable value fund (the “Fund”) is comprised of common/collective trust funds, synthetic guaranteed investment contracts (referred to hereafter as wrapper contracts) and a short-term interest fund. The Fund’s key objectives are to provide preservation of principal, maintain a stable interest rate and provide daily liquidity at contract value for participant withdrawals and transfers in accordance with the provisions of the Plan. The Fund accomplishes these objectives through the wrapper contracts which guarantee the contract value to the extent the fair value of the underlying investments in the common/collective trust funds is less than contract value. See Note 4 for further information regarding the Fund.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date.

Notes Receivable from Participants

Notes receivable from participants are measured at amortized cost, which represents unpaid principal balance plus accrued but unpaid interest. Interest income from notes receivable from participants is recorded on an accrual basis. Related fees are recorded as administrative expenses when they are incurred. No allowance for credit losses has been recorded as of December 31, 2018 or 2017. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded within the Statement of Changes in Net Assets Available for Benefits.

Administrative Expenses

All normal costs and expenses of administering the Plan and trust are generally paid by the Plan or by at the Company. Any transaction fees resulting from a participant obtaining a loan or requesting a distribution or in-service withdrawal are charged to the participant’s individual account. Administrative expenses in the Statement of Changes in Net Assets Available for Benefits includes costs associated with these participant-initiated loan and withdrawal transactions, which are allocated to the accounts of the participants initiating the transactions, as well as fees assessed by the Plan’s custodian and recordkeeper directly against participant accounts as consideration for services provided to the Plan.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing the Plan’s financial statements are reasonable and prudent. Actual results may differ from those estimates.

Fair Value Measurements

Assets and liabilities measured at fair value are categorized into the following fair value hierarchy:

Level 1:	Fair value is based on observable inputs such as quoted prices for identical assets or liabilities in active markets.

Level 2:	Fair value is based on quoted prices in markets that are not active, quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability.

Level 3:	Fair value is based on unobservable inputs that reflect management’s own assumptions.

The fair values estimated and derived from each fair value calculation may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Mutual funds and common stock: The fair value is determined on the basis of quoted prices in an active market. Shares of mutual funds are valued at the net asset value (“NAV”) of shares held by the Plan on the last business day of the Plan year where the price of the fund is quoted in an active market. Accordingly, these investments have been classified as Level 1.

Common/collective trust funds: The investments underlying the common/collective trust fund investments generally include shares of common stock and fixed income investments whose values are determined on the basis of quoted prices in an active market. The Plan’s common/collective trust fund investments are valued based on NAV per share or unit as a practical expedient as reported by the fund manager, multiplied by the number of shares or units held as of the measurement date. Accordingly, these NAV-based investments have been excluded from the fair value hierarchy.

Stable Value Fund: The fair value of the Fund equals contract value, which represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. The investments that are included in the Fund are valued at their net asset value per unit as a practical expedient as reported by the fund manager of the collective trust. Accordingly, these NAV-based investments have been excluded from the fair value hierarchy.

Self-directed brokerage accounts: The accounts are comprised of common stock investments, mutual fund investments, investments in a short-term interest fund and other investments. The fair values of the mutual fund, common stock and electronically traded fund investments are determined on the basis of quoted prices in an active market. Accordingly, these investments have been classified as Level 1. Other investments are classified as Level 2 based on trading frequency.

Note 3. Fair Value Measurements

The following tables present the Plan’s investments which are measured at fair value on a recurring basis as of December 31, 2018 and 2017

	December 31, 2018
	Fair Value Measurements
	Level 1	Level 2	Subtotal	NAV-based assets (1)	Total
Company Stock	$24,284,131	$—	$24,284,131	$—	$24,284,131
Mutual Funds	72,888,063	—	72,888,063	—	72,888,063
Common/collective trust funds	—	—	—	1,282,347,658	1,282,347,658
Self-directed brokerage accounts	18,844,448	—	18,844,448	—	18,844,448

Total investments measured at fair value	$116,016,642	$—	$116,016,642	$1,282,347,658	$1,398,364,300

	December 31, 2017
	Fair Value Measurements
	Level 1	Level 2	Subtotal	NAV-based assets (1)	Total
Company Stock	$41,771,540	$—	$41,771,540	$—	$41,771,540
Mutual Funds	8,058,957	—	8,058,957	—	8,058,957
Common/collective trust funds	—	—	—	219,502,015	219,502,015
Stable Value Fund	—	—	—	119,271,645	119,271,645
Self-directed brokerage accounts	7,395,811	1,918,141	9,313,952	—	9,313,952

Total investments measured at fair value	$57,226,308	$1,918,141	$59,144,449	$338,773,660	$397,918,109

(1)	The NAV-based assets are generally redeemable on a daily basis with a one day notice with no restrictions and there are no unfunded commitments.

An immaterial revision was made to 2017 to exclude from the fair value hierarchy investments measured at NAV as the practical expedient that were previously disclosed as Level 1 mutual fund investments.

Note 4. Investment Contracts held in the Stable Value Fund

At December 31, 2018, the Plan includes Galliard Fund that invests in fully benefit-responsive Synthetic GICs. Synthetic GICs are comprised of (a) individual assets or investments placed in a trust and (b) wrapper contracts that guarantee that participant transactions will be executed at contract value. The investment portfolio of a Synthetic GIC, along with a wrapper contract, attempts to replicate the investment characteristics of traditional GICs, which provide a specified rate of return for a specific period of time.

The interest crediting rates for Synthetic GICs are calculated on a quarterly basis using the contract value, market value, yield and duration of the underlying securities, but cannot be less than zero.

There are certain events not initiated by the Plan participants that could limit the ability of the Plan to transact with the issuer at contract value. Examples of such events include, but are not limited to: material amendments to the Plan documents or administration; changes to the Plan’s competing investment options including the elimination of equity wash provisions; bankruptcy of the Plan sponsor or other events that would cause a significant withdrawal from the Plan; full or partial termination of the Plan; failure of the Plan to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; any change in tax code, laws or regulations applicable to the Plan and delivery of any communication to Plan participants designed to influence participants not to invest in the fund. The Plan sponsor does not believe that the occurrence of any of these events, which would limit the Plan’s ability to transact with the issuer at its contract value, is probable.

Synthetic GICs generally are evergreen contracts that contain termination provisions, allowing the fund or the contract issuer to terminate with notice, at any time at fair value, and providing for automatic termination of the contract if the contract value or the fair value of the underlying portfolio equals zero. The issuer is obligated to pay the excess contract value when the fair value of the underlying portfolio equals zero.

Additionally, the Galliard Fund also invests in a common collective trust fund, Wells Fargo/BlackRock Short Term Investment Fund S, which invests in highly liquid assets and is used for daily liquidity needs. This investment is valued based on NAV and has been excluded from the fair value hierarchy.

Note 5. Related-Party Transactions and Party-In-Interest Transactions

All trustee and recordkeeping fees are paid by the Plan and included in the Statement of Changes in Net Assets Available for Benefits. All other costs are paid out of the Plan’s assets, except to the extent the Company elects to pay such expenses directly.

Certain Plan investments are shares of common stock of Newell Brands Inc. (“Newell Brands”), the ultimate parent of the Company. These investments have values of $24,284,131 and $41,771,540, respectively, as of December 31, 2018 and 2017. For the year ended December 31, 2018, the Plan recorded dividend income on common shares of Newell Brands of $1,274,661.

Certain Plan investments are managed by the Fidelity Management Trust Company (“Fidelity”), the Plan’s trustee. Fidelity is a “party in interest” to the Plan as defined by ERISA. Parties in interest to the Plan are identified in the Schedule H, Line 4i - Schedule of Assets (Held at End of Year).

The Plan issues notes to participants, which are secured by the balances in the participants’ accounts. These transactions qualify as party-in-interest transactions.

Note 6. Plan Termination

Although it has not expressed any intent to do so, NOC has the right under the Plan to discontinue contributions at any time and NOC has the right under the Plan to terminate the Plan, subject to the provisions of ERISA. In the event of Plan termination, affected participants will become 100% vested in their accounts.

Note 7. Income Taxes

The Plan has received a determination letter from the Internal Revenue Service (“IRS”) dated August 3, 2017, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to be operated in conformity with the Code to maintain its qualification. To the extent operational errors in the Plan have been identified or are identified in the future, the Plan Administrator has indicated that it will take the necessary steps, if any, to correct these errors. Otherwise, the Plan Administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan, as amended, is qualified and the related trust is tax-exempt.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2018, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 8. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are subject to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

The Plan generally does not require collateral from counterparties or use netting arrangements to support or mitigate credit risk associated with the wrapper contracts or the Plan’s other investments. The Plan’s primary credit risk is associated with the banks and insurance companies that are counterparties to the wrapper contracts. As of December 31, 2018 and 2017, there were no reserves against the carrying values the wrapper contracts due to credit risks of the issuers.

Note 9. Reconciliation of Financial Statements to Form 5500

	December 31,
	2018	2017
Net assets available for benefits:
Net assets available for benefits at year-end as reported in the accompanying financial statements	$1,631,614,029	$1,885,917,397
Adjustment from contract value to current value of certain Galliard Fund assets	(582,288)	—

Net assets available for benefits at year-end per Form 5500	$1,631,031,741	$1,885,917,397

Year Ended December 31, 2018
Changes in net assets available for benefits:
Net decrease as reported in the accompanying financial statements	$(254,303,368)
Change in adjustment from fair value to contract value for common/collective trusts funds and stable value fund	(582,288)

Net decrease per Form 5500	$(254,885,656)

NEWELL BRANDS EMPLOYEE SAVINGS PLAN

SCHEDULE H, Line 4i - SCHEDULE OF ASSETS

(HELD AT END OF YEAR)

EIN #36-1953130 PLAN #012

DECEMBER 31, 2018

(A)	(B)	(C)	(D)	(E)
	Identity of Issue	Description of Investment		Current Value
	Northern Trust All Country World Index ex-U.S. Fund	Common/Collective Trust	**	$26,298,033
	T. Rowe Price Small-Cap Stock Fund	Mutual Fund	**	41,127,430
	American Funds EuroPacific Growth Fund	Mutual Fund	**	30,040,366
	Northern Trust Aggregate Bond Index Fund	Common/Collective Trust	**	26,019,475
	Northern Trust Extended Equity Market Index Fund	Common/Collective Trust	**	40,427,946
	Northern Trust S&P 500 Index Fund	Common/Collective Trust	**	126,339,684
*	Fidelity Government Money Market Fund - Premium	Mutual Fund	**	1,720,267
*	FIAM Target Date 2055 Pool Class T	Common/Collective Trust	**	27,251,297
*	FIAM Target Date 2060 Pool Class T	Common/Collective Trust	**	8,099,690
*	FIAM Core Plus Commingled Pool Class E	Common/Collective Trust	**	23,609,245
*	FIAM Target Date Income Commingled Pool Class T	Common/Collective Trust	**	5,231,373
*	FIAM Target Date 2005 Pool Class T	Common/Collective Trust	**	7,509,711
*	FIAM Target Date 2010 Pool Class T	Common/Collective Trust	**	12,684,144
*	FIAM Target Date 2015 Pool Class T	Common/Collective Trust	**	42,128,632
*	FIAM Target Date 2020 Pool Class T	Common/Collective Trust	**	123,196,650
*	FIAM Target Date 2025 Pool Class T	Common/Collective Trust	**	193,220,312
*	FIAM Target Date 2030 Pool Class T	Common/Collective Trust	**	197,457,341
*	FIAM Target Date 2035 Pool Class T	Common/Collective Trust	**	171,553,421
*	FIAM Target Date 2040 Pool Class T	Common/Collective Trust	**	113,771,056
*	FIAM Target Date 2045 Pool Class T	Common/Collective Trust	**	84,455,868
*	FIAM Target Date 2050 Pool Class T	Common/Collective Trust	**	45,442,106
	Stable Value Fund:			—
	Wells Fargo Fixed Income Fund Fund F	Stable Value	**	127,157,240
	Wells Fargo Fixed Income Fund Fund L	Stable Value	**	74,323,579
	Wells Fargo/Blackrock Short-Term Investment Fund S	Common/Collective Trust	**	7,651,674
*	Newell Brands Inc.	Common Stock	**	24,284,131
	Self Directed Brokerage Accounts	Brokerage	**	18,844,448

		Total Investments		1,599,845,119
*	Notes receivable from participants	Various maturities, interest rates from 3.25% to 10.0%	N/A	29,103,492

		Total		$1,628,948,611

*	Denotes a party-in-interest.
**	Cost not required for participant directed.